                                                                     EXHIBIT "D"

                                                CONTACT: Eugene Melnyk
                                                         Chairman of the Board
                                                         Kenneth G. Howling
                                                         Chief Financial Officer
                                                         (416) 285-6000

FOR IMMEDIATE RELEASE:

             BIOVAIL REPORTS RECORD 1998 FOURTH QUARTER AND YEAR END
                               FINANCIAL RESULTS

TORONTO, Canada, February 25, 1999 - Biovail Corporation International (NYSE, TSE:BVF) today reported record fourth quarter and year end financial results for the period ended December 31, 1998.

                Revenue for the fourth quarter of 1998 increased 40% to $36.7 million compared with $26.3 million reported for the fourth quarter of 1997. Net income for the fourth quarter of 1998 was $14.8 million, or $0.56 per share, compared with net income of $13.2 million, or $0.52 per share in the comparable period of 1997.

       Revenues for the year ended December 31, 1998 increased 37% to $112.8 million compared with $82.4 million in 1997. Net income increased 29% for the year ended December 31, 1998 to $45.4 million, or $1.70 per share, compared with net income of $35.2 million, or $1.38 per share, in 1997.

Eugene Melnyk, Chairman of the Board, commented, "Biovail made enormous progress during 1998 in the Company's transition into a fully integrated pharmaceutical company. Numerous product in-licensing agreements including Celexa from H. Lundbeck A/S, Retavase from Centocor, Inc., Brexidol from the Chiesi Group, Corlopam from Elan PLC's Neurex organization and d-methylphenidate from Celgene Corporation will diversify and strengthen our revenue drivers for 1999 and beyond. The approval of our first Abbreviated New Drug Application for pentoxifylline and significant product filings with the Food and Drug Administration including generic versions of Procardia XL, Adalat CC, Voltaren XR and Dilacor XR during 1998, confirms the Company's ability to meet strategic objectives and will allow the Company to significantly build upon our existing business."

                                    - more -


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       "Our base business experienced significant growth in 1998 including record production and shipment levels of Tiazac(R) which was fuelled by Tiazac(R)'s approval by the FDA for the treatment of angina and a Tiazac(R) 420mg dosage strength, Ontario formulary approval for Tiazac(R) and record third party through-put at our Contract Research Division. This tremendous year was capped off with a development agreement including world-wide manufacturing rights for a controlled-release version of Lundbeck's Celexa and the successful debt offering which raised $125 million and provides Biovail with the necessary capital to meet its corporate objectives."

         The Company also announced that it had completed its Share Repurchase Program Company purchasing a total of 2.6 million shares. The Company currently has 24.5 million shares outstanding.

       Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

         To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.



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                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (All dollar amounts are expressed in thousands of U.S. dollars)

                                                DECEMBER 31,       DECEMBER 31,
                                                    1998               1997
                                               -------------       ------------
                         ASSETS
      Current
        Cash and short-term deposits           $      78,279       $      8,275
        Accounts receivable                           42,768             33,114
        Inventories                                   10,542             16,609
        Executive loans                                2,924              2,933
        Deposits and prepaids                          3,357              2,053
                                               -------------       ------------
                                                     137,870             62,984

      Long-term investments                           10,055                  -
      Fixed assets, net                               23,677             24,172
      Other assets, net                               28,317              6,583
                                               -------------       ------------
                                               $     199,919       $     93,739
                                               =============       ============

                      LIABILITIES
      Current
        Accounts payable                              12,244              4,579
        Accrued liabilities                            4,129              6,002
        Income taxes payable                           1,004              1,013
        Customer prepayments                           4,516              1,840
        Current portion of long-term debt                653              1,887
                                               -------------       ------------
                                                      22,546             15,321

      Long-term debt                                 126,182              2,960
      Unamortized foreign exchange gains                 514                  -
                                               -------------       ------------
                                                     149,242             18,281
                                               -------------       ------------
                  SHAREHOLDERS' EQUITY
       Share capital                                  19,428             18,465
       Warrants                                        8,244              8,244
       Retained earnings                              24,748             49,709
       Cumulative translation adjustment              (1,743)              (960)
                                               -------------       ------------
                                                      50,677             75,458
                                               -------------       ------------
                                               $     199,919       $     93,739
                                               =============       ============


                        BIOVAIL CORPORATION INTERNATIONAL
                        CONSOLIDATED STATEMENTS OF INCOME
      (All dollar amounts except per share data are expressed in thousands of U.S. dollars)



                                                                    3 MONTHS ENDED                          12 MONTHS ENDED
                                                                     DECEMBER 31,                             DECEMBER 31,
                                                              1998               1997                1998                 1997
                                                          -----------         ----------          ----------           ----------
  REVENUE

     Research and development                              $   11,143         $   12,513          $   32,070             $ 19,559
     Manufacturing                                             23,851             11,429              69,154               50,333
     Royalty and  licensing                                     1,707              2,363              11,612               12,487
                                                           ----------         ----------          ----------           ----------

                                                               36,701             26,305             112,836               82,379
                                                           ----------         ----------          ----------           ----------

  EXPENSES

     Research and development                                   5,311              2,934              17,490               14,386

     Cost of manufactured goods sold                            9,637              5,343              28,593               16,471

     Selling, general and administrative                        5,087              3,914              17,608               13,989
                                                           ----------         ----------          ----------           ----------

                                                               20,035             12,191              63,691               44,846
                                                           ----------         ----------          ----------           ----------

  OPERATING INCOME                                             16,666             14,114              49,145               37,533
  INTEREST EXPENSE, net                                        (1,448)              (143)             (1,702)                (351)
                                                           ----------         ----------          ----------           ----------


  INCOME BEFORE INCOME TAXES                                   15,218             13,971              47,443               37,182
  PROVISION FOR INCOME TAXES                                      395                767               2,024                1,941
                                                           ----------         ----------          ----------           ----------

  NET INCOME                                               $   14,823         $   13,204          $   45,419           $   35,241
                                                           ==========         ==========          ==========           ==========


  EARNINGS PER SHARE                                       $     0.56           $   0.52          $     1.70           $     1.38
                                                           ==========         ==========          ==========           ==========

  WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING
                                                           26,641,000         25,606,000          26,641,000           25,606,000
                                                           ==========         ==========          ==========           ==========